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Direct Dial Number (202) 636-5879	E-mail Address christopher.healey@stblaw.com

September 19, 2023

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Anu Dubey

Ken Ellington

Re:	Carlyle Credit Income Fund

Registration Statement on Form N-2

(File Nos. 333-272426 and 811-22554)

Ladies and Gentlemen:

On behalf of Carlyle Credit Income Fund (the “Fund”), a registered closed-end fund, we hereby file with the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 2 ( “Amendment No. 2”) to the above-referenced shelf registration statement on Form N-2 (the “Registration Statement” or “N-2”) in connection with the registration of the offer and sale from time to time of common shares, preferred shares, subscription rights, and debt securities of the Fund. The response below reflects the Fund’s response to the Staff’s comments received by telephone on September 12, 2023 relating to the Registration Statement.

For convenience of reference, the Staff’s comments have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 2. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 2.

Fee Table

1.

Please explain to us why the pro forma fee table in Vertical Capital Income Fund’s (“VCIF”) proxy statement does not show the higher fees and expenses in Carlyle Credit Income Fund’s N-2/A fee table when comment response #23 of the Comment Response Letter filed September 1, 2023, says that (1) for the N-2/A fee table “the fund annualized

Securities and Exchange Commission	September 19, 2023

estimated expenses for the three month period ending December 31, 2023 instead of the current fiscal year because the fund’s investment adviser, investment strategy and investment advisory agreement all changed effective upon the closing of the transaction on July 14, 2023” and (2) “basing the expenses in the fee table on expenses in the current fiscal year [as was done in the pro forma fee table in the VCIF proxy statement] would not be an accurate reflection of the fund’s go-forward fee and expense structure.” See Instruction 2 to Item 22(a)(3)(iv) of Schedule 14A which provides that additional fee table disclosure must be provided when an action to be taken would directly or indirectly establish a new fee or expense or increase any existing fee or expense to be paid by the fund or its shareholders.

Response: The Fund acknowledges the Staff’s comment and respectfully notes that the differences in the figures between the two fee tables were due primarily to (i) the fact that the proxy statement fee table was based upon historical financial information of the Fund whereas the fee table in the N-2 is based on estimates for the next fiscal year, and (ii) the change in various inputs to the fee table, most notably the changes in total assets, the use of leverage by the Fund going forward whereas VCIF had minimal leverage and significantly higher net assets when the proxy statement was filed.

As an initial matter, it is important to note that the fee table in the proxy statement was based on VCIF’s historical financial information for its most recent fiscal year, whereas the Fund structured the N-2 fee table to be based on estimates for the next fiscal year. Both the proxy statement and the Registration Statement explain these different approaches. On page 21, the proxy statement stated that the fee table “compares Fund fees over the most recent fiscal year and proforma fees assuming the New Advisory Agreement had been in place” (emphasis added). In other words, the fee table in the proxy statement, which was provided by VCIF’s then-current management and its then-current counsel, Thompson Hine LLP, effectively showed existing shareholders how the new advisory fee structure would have impacted the Fund during its most recent fiscal year. The proxy statement also provided on page 23 the example required by the form requirements of Schedule 14A and Form N-2, both on an actual and pro forma basis had the new advisory fee structure been in place. In addition, with respect to Instruction 2 to Item 22(a)(3)(iv) of Schedule 14A, the Fund respectfully notes that the proxy statement included a pro forma fee table based on the information available at the time and there are no other fees or expenses, such as custodial or transfer agency fees, that are not already included in that fee table that would have established a new fee or expense or increased any existing fee or expense. Accordingly, the Fund believes that the proxy statement by providing the fee table information based on its most recent fiscal year complied with the form requirements, including Item 22(a)(3)(iv) of Schedule 14A, which provides that “[i]f the action to be taken would, directly or indirectly, establish a new fee or expense or increase any existing fee or expense to be paid by the Fund or its shareholders, provide a table showing the current and pro forma fees (with the required examples) using the format prescribed in the appropriate registration statement form under the Investment Company Act of 1940.1”

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Form N-2, which is the relevant form for the Fund, contemplates that issuers provide the information required by Item 3.1 of Form N-2 using historical financial information. For example, Instruction 6 to Item 3.1 provides that the “Other Expenses” information in the fee table be “based on estimated amounts for the current fiscal year.” The Fund respectfully notes that issuers typically use the most recent fiscal year or the most recent fiscal quarter for such purposes. In other words, historical information is normally used to populate the fee table, which is what VCIF used for the fee table in the proxy statement.

Securities and Exchange Commission	September 19, 2023

The Registration Statement, on the other hand, states on page 18 that “[t]he expenses shown in the table under ‘Annual Expenses’ are estimated amounts based on annualizing estimates for the three-month period ending December 31, 2023” (emphasis added), which represents the first quarter of the 2024 fiscal year. In contrast to the proxy statement, the fee table in the Registration Statement is basing estimates not on historical financial information but rather on annualized figures based on estimates of the first quarter of the next fiscal year. The table in the Registration Statement is intended for investors to understand what the fees and expenses would be if they make a new or additional investment in the Fund. The Fund believes using estimates for the next fiscal year in the N-2 will provide a more accurate view of the go-forward business with the new management fee structure, new portfolio and new investment strategy (including the Fund’s use of leverage going forward). At this point, with updated information about the Fund (including a reduction in net assets as a result of the portfolio sales that occurred after the proxy statement was filed but prior to the transaction closing), the Fund believes that using current fiscal year numbers in the N-2 fee table could potentially mislead investors as the data used in the proxy statement is not reflective of the current state of the Fund several months later. The Fund submits that both the proxy statement and the Registration Statement clearly explain the approach to each fee table, including providing disclosure in the footnotes to the N-2 fee table with respect to the definitions and assumptions underlying the estimates in the table, using the best information available at the time each was filed.

To provide further context, as more fully set forth in the table below, the change in various inputs to the fee tables is what results in the differences between the two fee tables. Most notably, net assets, total assets and the Fund’s expectation to use leverage have changed. It is important to note that, as the contractual advisory fee is based on managed assets

Securities and Exchange Commission	September 19, 2023

(including leverage), there can be significant changes in the management fees on a net asset basis when total assets changes. The proxy statement fee table reflected the assets as of the Fund’s most recent fiscal year as contemplated by the form requirements of Schedule 14A. The Fund’s assets are now different as a result of the portfolio sales required under the Transaction Agreement and which occurred nearly two months after the proxy statement was filed and resulted in a significant decrease in net assets. Such information regarding the portfolio sales was not known at the time the proxy statement was filed. As set forth in the new Investment Advisory Agreement, the Management Fee is calculated and payable monthly in arrears at the annual rate of 1.75% of the month-end value of the Fund’s Managed Assets where Managed Assets “means the total assets of the Fund (including any assets attributable to any preferred shares that may be issued or to indebtedness) minus the Fund’s liabilities other than liabilities relating to indebtedness.” With respect to the specific changes in net and total assets, please note that net assets decreased by 16.76% between the proxy statement fee table and the N-2 fee table, due mainly to a decrease in NAV as a result of the sale of approximately 97% of the VCIF portfolio as required by the Transaction Agreement and the expected use of leverage by the Fund going forward. In addition, the total assets increased by 19.11%, due primarily to the expectation of increased leverage under the Fund’s new strategy, which was not reflected in the proxy statement fee table as leverage for the fiscal year ending September 30, 2023 was expected to be minimal at the time the proxy statement was filed. The assumptions regarding the Fund’s expected use of leverage are set forth in the footnotes to the N-2 fee table. As a result of the changes to these inputs, and since the management fee is based on total assets, the management fee increased as total assets increased. In addition, the management fee increased even further when considered on a net asset basis since net assets decreased.

To further explain the differences between the two fee tables, the table below sets forth the fees and expenses shown in the fee tables as well as certain inputs and provides some explanatory notes.

Securities and Exchange Commission	September 19, 2023

Item	Proxy Pro Forma	N-2	Explanatory Notes
Input: Net assets	$114,204,365 (average net assets during FY 2022)	$95,058,159 (estimated net assets as of 12/31/23 including issuance of new shares to Carlyle, which occurred on 9/13/23)	16.76% decrease due to decrease in NAV due to sale of 95%+ of portfolio as contemplated in Transaction Agreement. This figure accounts for the newly issued shares purchased by Carlyle.

Input: Borrowings/leverage	$8,050,993	$50 million, consisting of assumed issuance of preferred shares and bonds	Proxy used then-current leverage. Higher leverage expected in next fiscal year and included in assumptions given likelihood of preferred share issuance and bond issuance in next 12 months.

Input: Total managed assets	$121,788,212 (average managed assets during FY 2022)	$145,058,159 (estimated managed assets as of 12/31/23)	19.11% increase, due to anticipated higher leverage in next fiscal year.

Management fees (as a % of net assets)	1.86%	2.46%	32% increase on a net asset basis due to fee being paid on increased managed assets while net assets decreased as a result of the portfolio sale.

Incentive fees (as a % of net assets)	0.00% (based on FY 2022, no incentive fee would have been earned)	3.33% (based on estimated yield of new portfolio, an incentive fee is expected to be earned going forward)	Proxy used historical financial information and disclosed that “[h]ad the New Advisory Agreement been in place for the period presented, no Incentive Fee would have been payable to CGCIM”; N-2 is forward-looking incorporating characteristics of new investments under new strategy and expectation that incentive fee will be earned in next fiscal year.

Securities and Exchange Commission	September 19, 2023

Interest payments on borrowed funds	0.41% (based on actual expenses for FY 2022 YTD)	4.22% (based on estimated costs and higher use of leverage)	Fund will use higher leverage in next fiscal year than current fiscal year.

Other expenses	1.61% (no difference between actual and pro forma expenses for FY 2022 YTD)	3.81% (based on most recent information of expenses)	Increase on a net asset basis due to decrease in net assets since proxy statement as well as certain other higher expenses, including legal expenses related to the transition and shelf filing/anticipated offering(s).

Securities and Exchange Commission	September 19, 2023

Please call me (202-636-5879) or Jonathan Pacheco (202-636-5876) or with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Christopher P. Healey
Christopher P. Healey

cc:	Rajib Chanda, Simpson Thacher & Bartlett LLP

Jonathan Pacheco, Simpson Thacher & Bartlett LLP

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